BRF S.A.

COMPANHIA ABERTA

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in attention to the Official Notice 238/2025 - SLS, dated 07.07.2025 (“Notice”), hereby clarifies the request sent by B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

For a better understanding and in line with the guidelines issued by B3, the Notice is transcribed below:

“Dear Sir,

In view of the latest fluctuations registered in relation to the shares issued by this company, the number of trades and the amount traded, as shown below, we request to be informed, by 07/08/2025, if there is any fact that you are aware of that may justify it.”

ON Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Fluct. %	Nº neg.	Amount	Volume (R$)
06/24/2025	21.79	20.75	21.79	21.13	20.75	-4.64	11,417	6,427,700	135,795,968.00
06/25/2025	20.75	19.97	20.79	20.15	20.01	-3.57	12,172	6,301,300	126,949,712.00
06/26/2025	20.00	19.81	20.19	20.08	20.10	0.45	9,843	3,434,700	68,958,971.00
06/27/2025	19.91	19.48	19.92	19.72	19.90	-1.00	8,248	5,956,000	117,477,027.00
06/30/2025	19.87	19.62	20.34	20.08	20.14	1.21	11,745	4,525,400	90,847,710.00
07/01/2025	20.21	19.62	20.21	19.86	20.00	-0.70	15,718	9,353,100	185,761,123.00
07/02/2025	20.00	19.62	20.01	19.72	19.62	-1.90	11,481	3,999,800	78,876,781.00
07/03/2025	19.67	19.19	19.74	19.41	19.19	-2.19	10,693	5,200,700	100,959,764.00
07/04/2025	19.15	18.86	19.85	19.37	19.85	3.44	10,699	6,227,500	120,641,090.00
07/07/2025*	19.75	19.62	21.53	20.75	21.51	8.36	30,192	20,394,000	423,309,571.00

* Updated until 16h56.

In this regard, the Company clarifies that it is not aware of any fact or non-public information that could justify the fluctuations in the quotation and in the trading volume of its shares, as mentioned in the Notice.

The Company reiterates its commitment to, under the terms of the applicable regulation, maintain its shareholders and the market in general duly informed of any relevant act or fact related to its business.

São Paulo, July 8, 2025.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.

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